Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005
Income before net loss on real estate disposals, reversal of contingent liability, income taxes, discontinued operations, noncontrolling interest and preferred stock dividends and issuance costs	$195,359	$138,446	$109,955	$117,224	$114,107
Interest expense
Senior notes payable and other debt	177,877	203,680	195,847	126,697	91,702

Earnings	$373,236	$342,126	$305,802	$243,921	$205,809

Interest
Senior notes payable and other debt expense	$177,877	$203,680	$195,847	$126,697	$91,702
Interest capitalized	304	114	—	—	—
Preferred stock dividends	—	—	3,449	—	—

Fixed charges	$178,181	$203,794	$199,296	$126,697	$91,702

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.09	1.68	1.53	1.93	2.24